GREAT AMERICAN	Administrative Offices	INSURED COPY
Insurance Group	580 Walnut Street	547-97-03
Cincinnati, Ohio 45202
Tel: 1-513-369-5000

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS		Bond No. 547-97-26-03

Item 1.	Name of Insured (herein called Insured):	Homestead Funds, Inc.
	Principal Address:	4301 Wilson Blvd.
Arlington, VA 22203

Item 2.		Bond Period from 12:01 a.m. 12/10/2006 to 12/10/2007 the effective date of termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3.		Limit of Liability – Subject to Sections 9, 10 and 12 hereof,
Limit of
Amount applicable to		Liability	Deductible

Insuring Agreement (A)-FIDELITY		$2,500,000	$25,000
	Insuring Agreement (B)-ON PREMISES	$2,500,000	$25,000
	Insuring Agreement (C)-IN TRANSIT	$2,500,000	$25,000
Insuring Agreement (D)-FORGERY OR ALTERATION		$2,500,000	$25,000
	Insuring Agreement (E)-SECURITIES	$2,500,000	$25,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY		$2,500,000	$25,000
	Insuring Agreement (G)-STOP PAYMENT	$100,000	$5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT		$100,000	$5,000
	Insuring Agreement (I)-AUDIT EXPENSE	$100,000	$5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS		$2,500,000	$25,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES		$100,000	$5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS		$2,500,000	$25,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS		$2,500,000	$25,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such
Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.		Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5.		The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders
No. 1, 2, 3, & 4

Item 6		The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s)
or policy(ies) No.(s) 547-97-26-02 such termination or cancellation to be effective as of the time this bond becomes effective.

	By:	Frank J. Scheckton,, Jr.
Authorized Representative

GREAT AMERICAN	Administrative Offices	INSURED COPY
Insurance Group	580 Walnut Street	547-97-03
Cincinnati, Ohio 45202
Tel: 1-513-369-5000

INVESTMENT COMPANY BOND

The Underwriter, in consideration of a agreed premium, and subject to the Declarations made a part hereto, the General
Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with Insuring
Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the insured for:

(A) FIDELITY		(C) IN TRANSIT

Loss resulting from any dishonest or fraudulent act(s),		Loss of Property (occurring with or without negligence or
including Larceny and Embezzlement committed by an		violence) through robbery, Larceny, theft, hold-up,
	Employee, committed anywhere and whether committed alone	misplacement, mysterious unexplainable disappearance,
	or in collusion with others, including loss of Property resulting	being lost or otherwise made away with, damage thereto
	from such acts of an Employee, which Property is held by the	or destruction thereof, and loss of subscription, conversion,
	Insured for any purpose or in any capacity and whether so held	redemption or deposit privileges through the misplacement
	gratuitously or not and whether or not the Insured is liable	or loss of Property, while the Property is in transit anywhere
therefore.		in the custody of any while the Property is in transit
anywhere in the custody of any person or persons acting as
	Dishonest or fraudulent act(s) as used in this Insuring	messenger, except while in the mail or with a carrier for hire
	Agreement shall mean only dishonest or fraudulent act(s)	other than an armored motor vehicle company, for the
	committed by such Employee with the manifest intent:	purpose of transportation, such transit to begin immediately
(a)	to cause the Insured to sustain such loss; and	upon receipt of such Property by the transporting person or
(b)	to obtain financial benefit for the Employee, or	persons, and to end immediately upon delivery thereof at
	for any other person or organization intended	destination.
by the Employee to receive such benefit, other
than salaries, commissions, fees, bonuses,		(D) FORGERY OR ALTERNATION
promotions, awards, profit sharing, pensions or
other employee benefits earned in the normal		Loss through FORGERY or ALTERATION of, on or in
	course of employment.	any bills of exchange, checks, drafts, acceptance certificates
(B) ON PREMISES		of deposits, promissory notes, or other written promises,
orders or direction to pay sums certain in money due bills,
	Loss of Property (occurring with or without negligence or	money orders, warrants, orders upon public treasuries, letters
	violence) through robbery, burglary Larceny, theft, holdup, or	of credit, written instructions, advices or applications directed
	other fraudulent means, misplacement, mysterious	to the Insured, authorizing or acknowledging the transfer,
	unexplainable disappearance, damage thereto or destruction	payment, delivery or receipt of funds or Property, which
	thereof, abstraction or removal from the possession, custody or	instructions or advices or applications purport to have been
	control of the Insured, and loss of subscription, conversion,	signed or endorsed by any customer of the Insured,
	redemption or deposit privileges through the misplacement or	shareholder or subscriber to shares, whether certificated or
	loss of Property, while the Property is (or is supposed or	uncertificated, of any investment Company or by any financial
	believed by the insured to be) lodged or deposited within any	or banking institution or stockbroker but which instructions,
	offices or premises located anywhere, except in an office listed	advices or applications either bear the forged signature or
	in Item 4 of the Declarations or amendment thereof or in the	endorsement or have been altered without the knowledge and
	mail or with a carrier for hire other than an armored motor	consent of such customer, shareholder or subscriber to
	vehicle company, for the purpose of transportation.	shares, whether certificated or uncertificated, of an Investment
Company, financial or banking institution or stockbroker,
	Offices and Equipment	withdrawal orders or receipts for the withdrawal of funds or
Property, or receipts or certificates of deposits for Property
	(1) Loss of or damage to furnishings, fixtures, stationary supplies	and bearing the name of the Insured as issuer, or of another
	or equipment, within any of the Insured’s offices covered under	Investment Company for which the Insured acts as an agent,
	this bond caused by Larceny or theft in, or by burglary, robbery	excluding, however, any loss covered under Insuring
	or hold-up of such office, or attempt thereat, or by vandalism or	Agreement (F) hereof whether or not coverage for Insuring
	malicious mischief; or	Agreement (F) is provided for in the Declarations of this bond
(2) loss through damage to any such office by Larceny or theft in,
	or by burglary, robbery, or hold-up of such office or attempt	Any check or draft (a) made payable to a fictitious payee
	thereat.	and endorsed in the name of such fictitious payee or (b)
procured in a transaction with the maker or drawer thereof or
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	with one acting as an agent of such maker or drawer or anyone	The word “counterfeited” as used in this Insuring Agreement shall be
	impersonating another and made or drawn payable to the one so	deemed to mean any security, document or other written instrument
	impersonated and endorsed by anyone other than the one	which is intended to deceive and to be taken for an original.
impersonated, shall be deemed to be forged as to such
endorsement.		Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.
Mechanically reproduced facsimile signatures are treated the
	same as handwritten signatures.	(F) COUNTERFEIT CURRENCY

	(E) SECURITIES	Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the
	Loss sustained by the Insured, including loss sustained by reason	United States of America or Canada issued or purported to have been
	of a violation of the constitution, by-laws, rules or regulations of	issued by the United States of America or Canada or issued pursuant to
	any Self-Regulatory Organization of which the Insured is a	a United States of America or Canada statute for use as currency.
member or which would have been imposed upon the Insured by
	the constitution, by-laws, rules or regulations of any Self	(G) STOP PAYMENT
Regulatory Organization if the Insured had been a member thereof
Loss against any and all sums which the Insured shall become
	(1) through the Insured’s having, in good faith and in the course of	obligated to pay by reason of the Liability imposed upon the Insured by
	business, whether for its own account or for the account of others,	law for damages:
in any representative, fiduciary, agency or any other capacity,
	either gratuitously or otherwise, purchased or otherwise acquired,	For having complied with or failing to comply with any written notice of
	accepted or received, or sold or delivered, or given any value,	any customer, shareholder or subscriber of the Insured or any
	extended any credit or assumed any liability, on the faith of, or	Authorized Representative of such customer, shareholder or
	otherwise acted upon, any securities, documents or other written	subscriber to stop payment of any check or draft made or drawn by
	Instruments which prove to have been	such customer, shareholder or subscriber or any Authorized
	(a) counterfeited, or	Representative of such customer, shareholder or subscriber, or
	(b) forged to the signature of any maker, drawer, issuer endorser,	customer, shareholder or subscriber, or
assignor, lessee, transfer agent or registrar, acceptor, surety or
	guarantor or as to the signature of any person signing in any way	For having refused to pay any check or draft made or drawn by any
	other capacity, or	customer, shareholder or subscriber of the insured, or any Authorized
	(c) raised or otherwise altered, or lost, or stolen, or	Representative of such customer, shareholder or subscriber.

	(2) through the Insured’s having , in good faith and in the course of	(H) UNCOLLECTIBLE ITEMS OF DEPOSIT
	business , guaranteed in writing or witnessed any signatures	Loss resulting from payments of dividends or fund shares, or
	whether for valuable consideration or not and whether or not such	withdrawals permitted from any customer’s, shareholder’s, or
	guaranteeing or witnessing is ultra vires the Insured, upon any	subscriber’s account based upon Uncollectible items of Deposit of a
	transfers, assignments, bills of sale, powers of attorney,	customer, shareholder or subscriber credited by the Insured or the
	guarantees, endorsements or other obligations upon or in	Insured’s agent to such customer’s, shareholder’s or subscriber’s
	connection with any securities, documents or other written	Mutual Fund Account: or
	instruments, and pass or purport to pass title to such securities,	loss resulting from payments of dividends or fund shares, or
	documents or other written instruments; EXCLUDING, losses	withdrawals permitted from any customer’s, shareholder’s, or
	caused by FORGERY or ALTERATION of, on or in those	subscriber’s account based upon Uncollectible items of Deposit of a
	instruments covered under Insuring Agreement (E) hereof.	customer, shareholder or subscriber credited by the Insured or the
Insured’s agent to such customer’s, shareholder’s or subscriber’s
	Securities, documents or other written instruments shall be	Mutual Fund Account: or
	deemed to mean original (including original counterparts)	loss resulting from any item of Deposit processed through an
	negotiable or non-negotiable agreements which in and of	Automated Clearing House which is reversed by the customer,
	themselves represent an equitable interest, ownership, or debt,	shareholder or subscriber and deemed uncollectible by the Insured.
	including an assignment thereof which instruments are in the	Loss includes dividends and interest accrued not to exceed 15% of the
	ordinary course of business, transferable by delivery of such	Uncollectible items which are deposited.
	agreements with any necessary endorsement or assignment.	This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by the
Great American Insurance Company of Cincinnati, OH for Uncollectible
Items of Deposit. Regardless of the number of transactions between
Fund(s) the minimum number of days of deposit within the Fund(s)
	Page 2 of 10	before withdrawal as declared in the Fund(s) prospectus shall begin
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	(I) AUDIT EXPENSE	instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to
	Expense incurred by the Insured for that part of the cost of audits	initiate, make validate or authenticate a test key arrangement; and
	or examinations required by any governmental regulatory authority	fraudulently purport to have been sent by such customer or financial
	to be conducted either by such authority or by an independent	institution, but which telefacsimile instructions are transmitted without
	accountant by reason of the discovery of loss sustained by the	the knowledge or consent of such customer or financial institution by a
	Insured through any dishonest or fraudulent act(s), including	person other than such a customer or financial institution and which
	Larceny or Embezzlement of any of the Employees. The total	bear a forged signature.
	liability of the Underwriter for such expense by reason of such acts	“Telefacsimile” means a system of transmitting written documents by
	of any Employee or in which such Employee is concerned or	electronic signals over telephone lines to equipment maintained by the
	implicated or with respect to any one audit or examination is	Insured within its communication room for the purposes of reproducing
	limited to the amount stated opposite Audit Expense in Item 3 of	a copy of said document. It does not mean electronic communication
	the Declaration; it being understood, however, that such expense	sent by Telex, TWX, or electronic mail, or Automated Clearing House.
shall be deemed to be a loss sustained by the Insured through any
	dishonest or fraudulent act(s), including Larceny and	(K) UNAUTHORIZED SIGNATURES
Embezzlement of one or more of the Employees and the liability
	under the paragraph shall be in addition to the Limit of Liability	Loss resulting directly from the Insured having accepted, paid or cashed
	stated in Insuring Agreement (A) in Item 3 of the Declarations.	any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a
	(J) TELEFACSIMILE TRANSMISSIONS	person whose name and signature is on the application on file with the as a signatory on such account.
Loss resulting by reason of the Insured having transferred, paid or
	delivered any funds or Property, established any credit, debited	It shall be a condition precedent to the Insured’s right to
	any account or given any value relying on any fraudulent	recover under the Insuring Agreement that the Insured
	instructions sent by a customer or financial institution by	shall have on file signatures of all persons who are
	Telefacsimile Transmission directed to the Insured, authorizing or	authorized signatories on such account.
acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:
(i) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile
GENERAL AGREEMENTS

	(A) ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION	acquisition within 60 days of said date, and an additional premium shall
	OR MERGER-NOTICE	be computed only if such acquisition involves additional offices or employees.
(1) If the Insured shall, while this bond is in force, establish any
	additional offices or offices, such office or offices shall be	(B) WARRANTY
automatically covered hereunder from the date of their
	establishment, respectively. No notice to the Underwriter of an	No statement made by or on behalf of the Insured, whether contained in
	increase during any premium period in the number of offices or in	the application or otherwise, shall be deemed to be a warranty of
	the number of Employees at any of the offices covered hereunder	anything except that it is true to the best of the knowledge and belief of
	need be given and no additional premium need be paid for the	the person making the statement.
remainder of such premium period.
(C) COURT COSTS AND ATTORNEY FEES (Applicable to all Insuring
	(2) If an Investment Company, named as Insured herein, shall,	Agreements or Coverages now or hereafter forming part of this bond)
while this bond is in force, merge or consolidate with, or purchase
	the assets of another institution, coverage for such acquisition	The Underwriter will indemnify the Insured against court costs and
	shall apply automatically from the date of acquisition. The Insured	reasonable attorneys’ fees Incurred and paid by the Insured in defense,
	shall notify the Underwriter of such	whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the insured to enforce the Insured’s liability on account of any loss
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	claim or damage which, if established against the Insured, would	give all reasonable information and assistance which the Underwriter
	constitute a loss sustained by the Insured covered under this bond	shall deem necessary to the proper defense of such suit or legal
	provided, however, that with respect to Insuring Agreement (A) this	proceeding.
	indemnity shall apply only in the event that	If the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible is applicable, the liability
	(1) an Employee admits to being guilty of dishonest or fraudulent	of the Underwriter under this General Agreement is limited to that
	act(s), including Larceny or Embezzlement; or	percentage of litigation expense determined by pro ration of the bond limit of liability to the amount claimed, after the application of any
	(2) an Employee is adjudicated to be guilty of any dishonest or	deductible. This litigation expense will be in addition to the Limit of
	fraudulent act(s), including Larceny or Embezzlement;	Liability for the applicable Insuring Agreement.

	(3) in the absence of (1) or (2) above an arbitration panel agrees,	(D) FORMER EMPLOYEE
after a review of an agreed statement of facts, that an Employee
	would be found guilty of dishonesty if such Employee were	Acts of Employee, as defined in this bond, are covered under Insuring
	prosecuted.	Agreement (A) only while an employee is in the Insured’s employ.
Should loss involving a former Employee of the Insured be discovered
	The Insured shall promptly give notice to the Underwriter of any	subsequent to the termination of employment, coverage would still
	such suit or legal proceeding and at the request of the Underwriter	apply under Insuring Agreement (A) if the direct proximate cause of the
	shall furnish it with copies of all pleadings and other papers	loss occurred while the former Employee performed duties within the
	therein. At the Underwriter’s election the Insured shall permit the	scope of his/her employment.
Underwriter to conduct the defense of such suit or legal
proceeding, in the Insured’s name, through attorney’s of the
Underwriter’s selection. In such an event, the Insured shall

THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS AND
LIMITATIONS:

	SECTION 1. DEFINTIONS	coming within the scope of the usual duties of an
officer or employer or while acting as a member of
	(a) “Employee” means	any committee duly elected or appointed to examine
	(1) any of the Insured’s officers, partners, or	or audit or have custody of or access to the Property
	employees, and	of the Insured, and
	(2) any of the officers or employees of any	(6) any individual or individuals assigned to perform
	predecessor of the Insured whose principal	the usual duties of an employee within the premises
	assets are acquired by the Insured by	of the Insured by contract, or by any agency
	consolidation or merger with, or purchase of	furnishing temporary personnel on a contingent or
	assets of capital stock of such predecessor,	part-time basis, and
	and	(7) each natural person, partnership or corporation,
	(3) attorneys retained by the Insured to perform	authorized by written agreement with the Insured to
	legal services for the Insured and the	perform services as electronic data processor of
	employees of such attorneys while such	checks or other accounting records of the Insured, but
	attorneys or the employees of such attorneys	excluding any such processor who acts as transfer
	are performing such services for the insured,	agent or in any other agency capacity in issuing
and		checks, drafts or securities for the Insured, unless
	(4) guest students pursuing their studies or	included under Subsection (9) hereof, and
	duties in any of the insured’s offices, and	(8) those persons so designated in section 15,
	(5) directors and trustees of the Insured, the	Central Handling of Securities, and
	investment advisor, underwriter (distributor),	(9) any officer, partner or Employee of
	transfer agent, or shareholder accounting	a)	an investment advisor
	record keeper, or administrator authorized by	b)	an underwriter (distributor),
written agreements to keep financial and/or
other required records, but only while
performing acts
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c)	a transfer agent or shareholder accounting	an interest or in which the Insured acquired or should have acquired an
	record-keeper or	interest by reason of a predecessor’s declared financial condition at the
d)	an administrator authorized by written	time of the Insured’s consolidation or merge with, or purchase of the
	agreement to keep financial and/or other	principal assets of , such predecessor or which are held by the Insured
	required records,	for any purpose or in any capacity and whether so held by the Insured
	for an Investment Company, named as Insured while performing	for any purpose or in any capacity and whether so held gratuitously or
	acts coming within the scope of the usual duties of an officer or	not and whether or not the Insured is liable thereof.
Employee of any Investment Company named as insured herein,
or while acting as a member of any committee duly elected or
	appointed to examine or audit or have custody of or access to the	(c) “Forgery” means the signing of the name of another with the intent
	Property of any such Investment Company, provided that only	to deceive; it does not include the signing of one’s own name with or
	Employees or partners of a transfer agent, shareholder	without authority, in any capacity or for any purpose.
accounting record keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an
	Investment Company named as Insured or is an affiliated person	(d) “Larceny and Embezzlement” as it applies to any named Insured
	of the advisor, underwriter or administrator of such Investment	means those acts as set forth in Section 37 of the Investment Company
	Company, and which is not a bank shall be included within the	Act of 1940.
definition of Employee.

	Each employer of temporary personnel or processors as set forth	(e) “Items of Deposit” means any one or more checks and drafts.
in Sub-Sections (6) and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one
	person for all the purposes of this bond excepting, however, the	SECTION 2. EXCLUSIONS
last paragraph of Section 13.
THIS BOND DOES NOT COVER:
Brokers, or other agents under contract or representatives of the
	same general character shall not be considered Employees.	(a) loss effected directly or indirectly by means of forgery or alteration of on or in any instrument, except when covered by Insuring
	,	Agreement (A), (D), (E) or (F).
(b) “Property” means money (i.e. currency, coin, bank notes,
	Federal Reserve notes), postage and revenue stamps, U.S.	(b) loss due to riot or civil commotion outside the United States of
	Savings Stamps, bullion, precious metals of all kinds and in any	America and Canada; or loss due to military, naval or usurped power,
	form and articles made therefrom, jewelry, watches, necklaces,	war or insurrection unless such loss occurs in transit in the
	bracelets, gems, precious and semi-precious stones, bonds	circumstances recited in Insuring Agreement (D), and unless when
	securities, evidence of debts, debentures, scrip, certificates,	such transit was initiated, there was no knowledge of such riot, civil
	interim receipts, warrants, rights, puts, calls, straddles, spreads,	commotion, military, naval or usurped power, war or insurrection on
	transfers, coupons, drafts, bills of exchange, acceptances notes,	the part of any person acting for the Insured in initiating such transit.
checks, withdrawal orders, money orders, warehouse receipts,
	bills of lading, conditional sales contracts, abstracts of title,	(c) loss, in time of peace or war, directly or indirectly caused by or
	insurance policies, deeds, mortgages under real estate and/or	resulting from the effects of nuclear fission or fusion or radioactivity;
	chattels and upon interests therein, and assignments of such	provided, however, that this paragraph shall not apply to loss resulting
	policies, mortgages, and instruments and other valuable papers,	from industrial uses of nuclear energy.
including books of account and other records used by the insured
	in the conduct of its business, and all other instruments similar to	(d) loss resulting from any wrongful act or acts of any person who is a
	or in the nature of the foregoing including Electronic	member of the Board of Directors of the Insured or a member of any
	Representation of such Instruments enumerated above (but	equivalent body by whatsoever name known unless such person is
	excluding all data processing records) in which the Insured has	also an Employee or an elected official, partial owner or partner of the
Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any persons while acting in the capacity of a member of such body or equivalent body.

(e) loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of or amounting to a loan made by or obtained from the Insured or any of its partners, directors or
Employees, whether authorized
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	or unauthorized and whether procured in good faith or through	depositor or representative of such person, who is within the premises
	trick, artifice, fraud or false pretense unless such loss is covered	of the drawee bank of the insured or within the office of the Insured at
	under Insuring Agreement (A), (E) or (F).	the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).
(f) loss resulting from any violation by the Insured or by any
	Employee	(m) any loss resulting from Uncollectible Items of Deposit which are
	(1) of law regulating (a) the issuance, purchase	drawn from a financial institution outside of the fifty states of the United
	or sale of securities, (b) securities transaction	States of America, District of Columbia, and territories and possessions
	upon Security Exchanges or over the counter	of the United States of America, and Canada.
market, (c) Investment Companies, or (d)
	Investment Advisors, or	SECTION 3. ASSIGNMENT OF RIGHTS
(2) of any rule or regulation made pursuant to
	any such law.	This bond does not afford coverage in favor of any Employer of
	unless such loss, in the absence of such laws, rules or regulations,	temporary personnel or of processors as set forth in sub-sections (6)
	would be covered under Insuring Agreements (A) or (E).	and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest
	(g) loss of Property or loss of privileges through the misplacement	or fraudulent act(s) including Larceny and Embezzlement committed
	or loss of Property as set forth in Insuring Agreement (C) or (D)	by any of the partners officers or employees of such Employers,
	while the Property is in the custody of any armored motor vehicle	whether acting alone or in collusion with others, an assignment of
	company, unless such loss shall be in excess of the amount	such of the Insured’s rights and causes of action as it may have against
	recovered or received by the Insured under (a) the Insured’s	such Employers by reason of such acts so committed shall, to the
	contract with said armored motor vehicle company, (b) insurance	extent of such payment, be given by the Insured to the Underwriter, and
	carried by said armored motor vehicle company for the benefit of	the Insured shall execute all papers necessary to secure to the
	users of its service, and (c) all other insurance and indemnity in	Underwriter the rights herein provided for.
force in whatsoever form carried by or for the benefit of users of
	said armored motor vehicle company’s service, and then this bond	SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS
shall cover only such excess.
This bond is for the use and benefit only of the Insured named in the
	(h) potential income, including but nor limited to interest and	Declaration and the Underwriter shall not be liable hereunder for loss
	dividends, not realized by the insured because of a loss covered	sustained by anyone other than the Insured unless the Insured, in its
	under this bond, except as included under Insuring Agreement (I).	sole discretion and at its opinion, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any
	(i) all damages of any type for which the Insured is legally liable,	loss hereunder the Insured shall give the Underwriter written notice
	except direct compensatory damages arising from a loss covered	thereof and shall also within six months after such discovery furnish to
	under this bond.	the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter
	(j) loss through the surrender of Property away from an office of	shall not be liable unless each of such securities or shares is identified
	the Insured as a result of a threat	in such proof of loss by a certificate or bond number or, where such
	(1) to do bodily harm to any person, except	securities or shares are uncertificated, by such identification means as
	loss of Property in transit in the custody of any	agreed to by the Underwriter. The Underwriter shall have thirty days
	person acting as messenger provided that	after notice and proof of loss within which to investigate the claim, and
	when such transit was initiated there was no	this shall apply notwithstanding the loss is made up wholly or in part of
	knowledge by the Insured of any such threat, or	securities of which duplicates may be obtained. Legal proceedings for
	(2) to do damage to the premises or Property of	recovery of any loss hereunder shall not be brought prior to the
	the Insured, except when covered under Insuring	expiration of sixty day after such proof of loss is filed with the
	Agreement (A).	Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover
	(k) all costs, fees and other expenses incurred by the Insured in	hereunder
establishing the existence of or the amount of loss covered under this bond unless such indemnity is provided for under Insuring
Agreement (I).

(l) loss resulting from payments made or withdrawals from the account of the customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such
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	on account of any judgment against the Insured in any suit	make such replacement or repair. If the Underwriter and the Insured
	mentioned in General Agreement C or to recover attorney’s fees	cannot agree upon such cash value or such cost or replacement or
	paid in any such suit, shall be begun within twenty-four months	repair, such shall be determined by arbitration.
from the date upon which the judgment in such suit shall become
	final. If any limitation embodied in in this bond is prohibited by any	SECTION 7. LOST SECURITIES
law controlling the construction hereof, such limitation shall be
	deemed to be amended so as to be equal to the minimum period	If the Insured shall sustain a loss of securities the total value of which is
	of limitation permitted by such law.	in excess of the limit stated in Item 3 of the Declaration of this bond, the
	Discovery occurs when the Insured	liability of the Underwriter shall be limited to payment for, or duplication
	(a) becomes aware of facts, or	of, securities having value equal to the limit stated in Item 3 of the
	(b) receives written notice of an actual or	Declaration of this bond.
potential claim by a third party which alleges that
	the Insured is liable under circumstance	If the Underwriter shall make payment to the Insured for any loss of
	which would cause a reasonable person to assume that a loss	securities, the Insured shall thereupon assign to the Underwriter all of
	covered by the bond has been or will be incurred even though the	the Insured’s rights, title and interest in and to said securities.
exact amount or details of loss may not be then known.
With respect to securities the value of which do not exceed the
	SECTION 5. VALUATION OF PROPERTY	Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the
	The value of any Property, except books of accounts or other	request of the Insured issue a Lost Instrument Bond or Bonds to effect
	records used by the Insured in the conduct of its business, for the	replacement thereof, the Insured will pay the usual premium charged
	loss of which a claim shall be made hereunder, shall be determined	thereto and will indemnify the Underwriter against all loss or expense
	by the average market value of such Property on the business day	that the Underwriter may sustain because of the issuance of such Lost
	next preceding the discovery of such loss; provided, however, that	Instrument Bond or Bonds.
the value of any Property replaced by the Insured prior to the
	payment of claim therefore shall be the actual market value at the	With respect to securities the value of which exceeds the Deductible
	time of replacement; and further provided that in case of a loss or	Amount (at the time of discovery of the loss) and for which the
	misplacement of interim certificates, warrants, rights, or other	Underwriter may issue or arrange for the issuance of a Lost Instrument
	securities, the production which is necessary to the exercise of	Bond or Bonds to effect replacement thereof, the Insured agrees that
	subscription, conversion, redemption or deposit privileges, the value	it will pay as premium therefor a proportion of the usual premium
	thereof shall be the market value of such privileges immediately	charged therefor, said proportion being equal to the percentage that
	preceding the expiration thereof if said loss or misplacement is not	the Deductible Amount bears to the value of the securities upon
	discovered until after their expiration. If no market price is quoted for	discovery of the loss, and that it will indemnify the issuer of said Lost
	such Property or for such privileges, the value shall be fixed by	Instrument Bond or Bonds against all loss and expense that is not
	agreement between the parties or by arbitration.	recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability
	In case of any loss or damage to Property consisting of books of	hereunder.
accounts or other records used by the Insured in the conduct of its
	business, the Underwriter shall be liable under this bond only if such	SECTION 8. SALVAGE
books or records are actually reproduced and then for not more than
	the cost of blank books, blank pages or other materials plus the cost	In case of recovery, whether made by the Insured or by the Underwriter,
	of labor for the actual transcription or copying of data which shall	on account of any loss in excess of the Limit of Liability hereunder plus
	have been furnished by the Insured in order to reproduce such	the Deductible Amount applicable to such loss from any source other
	books and other records.	than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery,
	SECTION 6. VALUATION OF PREMISES AND FURNISHINGS	less the actual cost and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the
	In case of damage to any office of the Insured, or loss of or damage	remainder, if any, shall be paid first in reimbursement of the Underwriter
	to the furnishings, fixtures, stationary, supplies, equipment, safes or	and thereafter in reimbursement of the Insured for that part of such loss
	vaults therein, the Underwriter shall not be liable for more than the	within the Deductible Amount. The Insured shall execute all necessary
	actual cash value thereof, or for more than the actual cost of their	papers to secure to the Underwriter the rights provided herein.
replacement or repair. The Underwriter may, at its election, pay such actual cash value or

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	SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF	on such loss or the amount available to the Insured under such other
	LIABILITY AND TOTAL LIABILITY	bonds, or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.
At all times prior to termination hereof this bond shall continue in
	force for the limit stated in the applicable sections of Item 3 of the	SECTION 11. OTHER INSURANCE
Declarations of this bond notwithstanding any previous loss for
	which the Underwriter may have paid or be liable to pay hereunder;	If the Insured shall hold, as indemnity against any loss covered
	PROVIDED, however, that regardless of the number of years this	hereunder, any valid and enforceable insurance or suretyship, the
	bond shall continue in force and the number of premiums which	Underwriter shall be liable only for such amounts of such loss which is
	shall be payable or paid, the liability of Underwriter under this bond	in excess of the amount of such other insurance or suretyship, not
	with respect to all loss resulting from	exceeding, however, the Limit of Liability of this bond applicable to such
	(a) any one act of burglary, robbery or hold-up,	loss.
or attempt thereat, in which no Partner or
	Employee is concerned or implicated shall be	SECTION 12. DEDUCTIBLE
deemed to be one loss, or
	(b) any one unintentional or negligent act on the	The Underwriter shall not be liable under any of the Insuring
	part of any one person resulting in damage to or	Agreements of this bond on account of loss as specified, respectively,
	destruction or misplacement of Property, shall be	in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION
	deemed to be one loss, or	AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY,
	(c) all wrongful acts, other than those specified	unless the amount of such loss, after deducting the net amount of all
	in (a) above, of any one person shall be deemed	reimbursement and/or recovery obtained or made by the insured, other
	to be one loss, or	than from any bond or policy of insurance issued by an insurance
	(d) all wrongful acts, other than those specified	company and covering such loss, or by the Underwriter on account
	in (a) above, of one or more persons (which	thereof prior to the payment by the Underwriter of such loss, shall
	dishonest act(s) or act(s) of Larceny or	exceed the Deductible Amount set forth in item 3 of the Declarations
	Embezzlement include, but are not limited to, the	hereof (herein called Deductible Amount) and then for such excess
	failure of an Employee to report such acts of	only, but in no event for more than the applicable Limit of Liability stated
	others) whose dishonest act or acts intentionally	in Item 3 of the Declarations.
or unintentionally, knowingly or unknowingly,
	directly or indirectly, aid or aids in any way, or	The Insured will bear, in addition to the Deductible Amount, premiums
	permits the continuation of, the dishonest act or	on Lost instrument Bonds as set forth in Section 7.
acts of any other person or persons shall be
	deemed to be one loss with the act or acts of the	There shall be no deductible applicable to any loss under Insuring
	persons aided, or	Agreement A sustained by any Investment Company named as Insured
	(e) any one casualty or event other than those	herein.
specified in (a), (b), (c) or (d) preceding, shall be
	deemed to be one loss, and	SECTION 13 TERMINATION
shall be limited to the applicable Limit of Liability stated in Item 3 of
	the Declarations of this bond irrespective of the total amount of such	The Underwriter may terminate this bond as an entirety by furnishing
	loss or losses and shall not be cumulative in amounts from year to	written notice specifying the termination date which cannot be prior to
	year or from period to period.	90 days after the receipt of such written notice by each Investment
Company named as an Insured and the Securities and Exchange
	Sub-section (c) is not applicable to any situation to which the	Commission, Washington, D.C. The Insured may terminate this bond
	language of sub-section (d) applies.	as an entirety by furnishing written notice to the Underwriter. When the
Insured cancels, the Insured shall furnish written notice to the Securities
	SECTION 10. LIMIT OF LIABILITY	and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all
	With respect to any loss set forth in the PROVIDED clause of	other Investment Companies named as Insured of the receipt of such
	Section 9 of this bond which is recoverable or recovered in whole or	termination notice and the termination cannot be effective prior to 90
	in part under any other bonds or policies issued by the Underwriter	days after receipt of written notice by all other Investment Companies.
	to the Insured or to any predecessor in interest of the Insured and	Premiums are earned until termination date as set forth herein.
terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the
amount carried hereunder		Page 8 of 10

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Insurance Group	580 Walnut Street	547-97-03
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Tel: 1-513-369-5000

	The Bond will terminate as to any one Insured, (other than a	additional period of 12 months within which to discover loss sustained
	registered management investment company), immediately upon	by the Insured prior to the effective date of such termination or
	taking over of such Insured by a receiver or other liquidator or by	cancellation and shall pay an additional premium therefore.
State or Federal officials, or immediately upon the filing of a petition
	under any State or Federal statute relative to bankruptcy or	Upon receipt of such notice from the Insured , the Underwriter shall give
	reorganization of the Insured, or assignment for the benefit of	it written consent thereto: provided, however, that such additional period
	creditors of the Insured, or immediately upon such insured ceasing	of time shall terminate immediately;
	to exist, whether through merger into another entity, or by	(a) on the effective date of any other insurance
	disposition of all of the assets.	obtained by the Insured, its successor in business or
any other party, replacing in whole or in part the
	This Bond will terminate as to any registered management	the insurance afforded by this bond, whether or not
	investment company upon the expiration of 90 days after written	such other insurance provided coverages for the loss
	notice has been given to the Securities and Exchange Commission,	sustained prior to its effective date, or
	Washington, D.C.	(b) upon takeover of the Insured’s business by any
State or Federal official or agency, or by any receiver
	The Underwriter shall refund the unearned premium computed as	or liquidator, acting or appointed for this purpose
	short rates in accordance with the standard short rate cancellation	without the necessity of the Underwriter giving notice
	tables if terminated by the Insured or pro rata if terminated for any	of such termination. In the event that such additional
	other reason.	period of time is terminated, as provided above, the
Underwriter shall refund any unearned premiums.
This Bond shall terminate
	(a) as to any Employee as soon as any partner,	The right to purchase such additional period for the discovery of loss
	officer, or supervisory Employee of the Insured,	may not be exercised by any State or Federal official or agency, or by
	who is not in collusion with such Employee, shall	any receiver or liquidator, acting or appointed to take over the Insured’s
	learn of any dishonest or fraudulent act(s),	business for the operation or the liquidation thereof or for any other
	including Larceny or Embezzlement on part of	purpose.
such Employee without prejudice to the loss of
	any Property then in transit in the custody of	SECTION 15. CENTRAL HANDLING OF SECURITIES
such Employee and upon the expiration of ninety
	(90) days after written notice has been given to	Securities included in the system for the central handling of securities
	Securities and Exchange Commission,	established and maintained by Depository Trust Company, Midwest
	Washington, D.C. (See Section 16[d]) and to the	Depository Trust Company, Pacific Securities Depository Trust
	Insured Investment Company, or	Company, and Philadelphia Depository Trust Company, hereinafter
	(b) as to any Employee 90 days after receipt by	called Corporations, to the extent of the Insured’s interest therein as
	each Insured and by the Securities and	effective by the making of appropriate entries on the books and records
	Exchange Commission of a written notice from	of such Corporations shall be deemed to be Property.
the Underwriter of its desire to terminate this
	bond as to such Employee, or	The words Employee” and “Employees” shall be deemed to include the
	(c) as to any person, who is a partner, officer, or	officers, partners, clerks, and other employees of the New York Stock
	employee of any Electronic Data Processor	Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific
	covered under this bond, from and after the time	Stock Exchange and Philadelphia Stock Exchange, hereinafter called
	that the Insured or any partner or officer thereof	Exchanges, and of the above named Corporations, and of any nominee
	not in collusion with such person shall have	in whose name is registered any security included within the system for
	knowledge of information that such person has	the central handling of securities established and maintained by such
	committed any dishonest or fraudulent act(s),	Corporations, and any employee of any recognized service company,
	including Larceny or Embezzlement in the	while such officers, partners clerks and other employees and
	service of the Insured or otherwise, whether such	employees of service companies perform services for such
	act be committed before or after the time this	Corporation in the operation of such systems. For the purpose of the
	bond is effective.	above definition a recognized service company shall be any company clerks or other personnel to said Exchanges and Corporations on a
	SECTION 14 RIGHTS AFTER TERMINATION OR CANCELLATION	contractbasis.

	At any time prior to termination or cancellation of this bond as an	The Underwriter shall not be liable on account of any loss(es) in
	entirety, whether by the Insured or the Underwriter, the Insured may	connection with the central handling of securities within the systems
	give to the Underwriter notice that if desires under this bond an	established and maintained by such Corporations, unless such loss(es)
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	shall be in excess of the amount(s) recoverable or recovered under	(c) the Underwriter shall not be responsible for the proper application
	any bond or policy if insurance indemnifying such Corporations,	of any payment made hereunder to said first named Insured,
against such loss(es), and then the Underwriter shall be liable
	hereunder only for the Insured’s share of such excess loss(es), but	(d) knowledge possessed or discovery made by any partner, officer, or
	in no event for more than the Limit of Liability applicable hereunder.	supervisory Employee of any Insured shall for the purpose of Section 4 and Section 13 of this bond constitute knowledge or discovery by all
	For the purpose of determining the Insured’s share of excess	the Insured, and
loss(es) it shall be deemed that the Insured has no interest in any
	certificate representing any security included within such systems	(e) if the first named Insured ceases for any reason to be covered
	equivalent to the interest the Insured then has in all certificates	under this bond, then the Insured next named shall thereafter be
	representing the same security included within such systems and	considered as the first named Insured for the purposes of this bond.
that such Corporation shall use their best judgment in apportioning
	the amount(s) recoverable or recovered under any bond or policy of	SECTION 17. NOTICE AND CHANGE OF CONTROL
insurance indemnifying such Corporations against such loss(es) in
	connection with the central handling of securities within such	Upon the Insured’s obtaining knowledge of a transfer of its outstanding
	systems among all of those having an interest as recorded by	voting securities which results in a change in control (as set forth in
	appropriate entries in the books and records of such Corporations	Section 2(a)(9) of the Investment Company Act of 1940) of the Insured,
	in Property involved in such loss(es) on the basis that each such	the Insured shall within thirty (30) days of such knowledge give written
	interest shall share in the amount(s) so recoverable or recovered in	notice to the Underwriter setting forth:
the ratio that the value of each such interest bears to the total value
	of all such interests and that the Insured’s share of such excess	(a) the names of the transferors and transferees (or the names of the
	loss(es) shall be the amount of the Insured’s interest in such	beneficial owners if the voting securities are requested in another
	Property in excess of the amount(s) so apportioned to the Insured	name), and
	by such Corporation.	(b) the total number of voting securities owned by the transferors and transferees (or the beneficial owners), both immediately before and
	This bond does not afford coverage in favor of such Corporations or	after the transfer, and
	Exchanges or any nominee in whose name is registered any	(c) the total number of outstanding voting securities .
	security included within the systems for the central handling of	As used in this section, control means the power to exercise a
	securities established and maintained by such Corporations, and	controlling influence over the management or policies of the insured.
upon payment to the Insured by the Underwriter on account of any
	loss(es) within the system, an assignment of such of the Insured’s	Failure to give the required notice shall result in termination of coverage
	rights and causes of action as it may have against such	of this bond, effective upon the date of stock transfer for any loss in
	Corporations or Exchanges shall to the extent of such payment, be	which any transferee is concerned or implicated.
	given by the Insured to the Underwriter, and the Insured shall	Such notice is not required to be given in the case of an Insured which
	execute all papers necessary to secure to the Underwriter the rights	is an Investment Company.
provided for herein.
SECTION 18 CHANGE OR MODIFICATION
SECTION 16.ADDITIONAL COMPANIES INCLUDED AS INSURED
This bond or any instrument amending or effecting same may not be
	If more than one corporation, co-partnership or person or any	changed or modified orally. No changes in or modifications thereof
	combination of them be included as the Insured herein”	shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized
	(a) the total liability of the Underwriter hereunder for loss or losses	Representative. When a bond covers only one Investment Company
	sustained by any one or more or all of them shall not exceed the	no change or modification which would adversely affect the rights of the
	limit for which the Underwriter would be liable hereunder if all such	Investment Company shall be effective prior to 60 days after written
	loss were sustained by any one of them.	notification has been furnished to the Securities and Exchange
Commission, Washington, D.C. by the Insured or by the Underwriter.
	(b) the one first named herein shall be deemed authorized to make,	If more than one Investment Company is named as the Insured herein,
	adjust and receive and enforce payment of all claims hereunder and	the Underwriter shall give written notice to each Investment Company
	shall be deemed to be the agent of the others for such purposes and	and to the Securities and Exchange Commission, Washington, D.C. not
	for the giving and receiving of any notice required or permitted to be	less than 60 days prior to the effective date of any change or
	given by the terms hereof, provided that the Underwriter shall furnish	modification which would adversely affect the rights of such Investment
	each named Investment Company with a copy of the bond and with	Company.
any amendments thereto, together with a copy of each formal filing
	of the settlement of each such claim prior to the execution of such	IN WITNESS WHEREOF, the Underwriter has caused this bond to be
	claim prior to the execution of such settlement,	executed on the Declaration Page
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GREAT AMERICAN	Administrative Offices		INSURED COPY
Insurance Group	580 Walnut Street		547-97-26-03
	Cincinnati, Ohio 45202 Tel: 1-513-369-5000		REVISED

RIDER NO. 1

JOINT INSURED LIST

To attached to and form part of Bond No. 547-97-26-03

In if Homestead Funds, Inc.

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the
Attached bond the following:

Daily Income Fund
Short Term Government Securities Fund
Short Term Bond Fund
Stock Index Fund
Value Fund
Small Company Stock Index Fund
International Value Fund
NASDAQ 100 Index Tracking Stock Fund

2. This rider shall become effective as of 12:01 a.m. on 12/01/2006 standard time.

By: Frank Scheckton

GREAT AMERICAN	Administrative Offices		INSURED COPY
Insurance Group	580 Walnut Street		547-97-26-03
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Tel: 1-513-369-5000

RIDER NO. 2

INSURING AGREEMENT L

To be attached to and form part of Bond No. 547-97-26-03
In favor of Homestead Funds, Inc.

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS

Loss resulting from a fraudulent

(1) entry of data into, or
(2) change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes
(a) Property to be transferred, paid or delivered,
(b) an account of its customer, to be added, deleted, debited or credited, or
(c) an unauthorized account a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:
(i) cause the Insured or its agents(s) to sustain a loss, and
(ii) obtain financial benefit for that individual or for other persons intended by
That individual to receive financial benefit,
(iii) and further provided such voice instructions or advices:

(a) were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agents(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis.
Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, error omission of any Employee(s) or
Or agent(s) of the Insured.

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SCHEDULE OF SYSTEM

insured Proprietary System

2. As used in this Rider, Computer System means:

(a) computers with related peripheral components, including storage components, wherever located
(b) systems and application software
(c) terminal devices,
(d) related communication networks or customer communications systems including the Internet, and
(e) related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusion in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or Indirectly from the theft of confidential information, material or data: and (b) loss resulting directly or indirectly from entries made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a) the initial paragraph of the bond preceding the Insuring Agreements which read “…at any time but discovered during the Bond Period.”
(b) Section 9-NON-REDUCTION AND NON-ACCUMULATON OF LIABILITY AND
TOTAL LIABILITY
(c) Section 10-LIMIT OF LIABILITY

5. The coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Dollars, $2,500,000.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $25,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above

Page 2 of 3

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Insurance Group	580 Walnut Street	547-97-26-03
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9. If any loss is covered under the Insuring Agreement and any other Insuring Agreement or
Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which the Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as as an entirety:

a. 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

b. immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium of this coverage under this
Rider. The refund shall be computed at shore rates if this Rider is terminated or cancelled or reduces by notice from, or at the instance of the Insured.

11. Section 4-LOSS –NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and
Limitations of this bond is amended by adding the following sentence:

“Proof of Loss resulting from Voice Instruction or advices covered under this bond shall include
Electronic Recording of such Voice Instructions of advices.”

12. Notwithstanding the foregoing, however, coverage afforded by the Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. This rider shall become effective as of 12:01 a.m. on 12/01/2006 standard time.

Page 3 of 3

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Insurance Group	580 Walnut Street	547-97-26-03
Cincinnati, Ohio 45202
Tel: 1-513-369-5000

RIDER NO.3

INSURING AGREEMENT M

To be attached to and form part of Bond No. 547-97-26-03

In favor of Homestead Funds, Inc.

It is agreed that:

The attached bond is amended by adding an additional Insuring Agreement as follows:

AUTOMATED PHONE SYSTEMS

1. Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APS
Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided;
that the entity which receives such request generally maintains and follows during the bond Period all
APS Designated Procedures with respect to APS Transaction. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular APS
Designated Procedure in a particular instance shall not preclude coverage under this Insuring
Agreement, subject to the exclusions herein and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.	“APS Transaction” means any APS Redemption, APS Exchange or APS Election.

b.	“APS Redemption” means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

c.	“APS Election” mean any election concerning dividend options available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

d.	“APS Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to the exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

e.	“APS Designated Procedures” means all of the following procedures:

(1)	Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previous elected by Official
Designation to permit such APS Redemption.

(2)	Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of telephone keypad in the course of such a request, and the records shall be retained for at least six months.

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GREAT AMERICAN	Administrative Offices	INSURED COPY
Insurance Group	580 Walnut Street	547-97-26-03
Cincinnati, Ohio 45202
Tel: 1-513-369-5000

(a)	Information contained in the records shall be capable of being retrieved through the following methods:

audio tape and or transactions stored on computer disks

(b)	Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no loss than 85 percent.

(3)	Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing the APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”)

(a)	Limited Attempts to Enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same
(telephone call/twenty-four hour day) to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(4)	Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such an APS Transaction relates, at the original record address, by the end of the Insured’s next regular next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5)	Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

(Fill in on complex-by-complex basis)

2. Exclusions: It is further understood and agreed that this exclusion shall not cover:

(a)	Any loss covered under Insuring Agreement (A). “Fidelity”, of this Bond;

(1)	The redemption of shares, where the proceeds of such redemption are made payable to other-than

(i)	the shareholder of record, or
(ii)	a person officially Designated to receive redemption proceeds, or
(iii)	a bank account officially Designated to receive redemption proceeds or

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GREAT AMERICAN	Administrative Offices	INSURED COPY
Insurance Group	580 Walnut Street	547-97-26-03
Cincinnati, Ohio 45202
Tel: 1-513-369-5000

(2)	The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(i)	designated by voice over the telephone or in writing without as signature guarantee, in either case at least thirty (30) days prior to such redemption, or

(ii)	officially Designated, or

(iii)	verified by any other procedures which may be started below in this Rider, or

(3)	The redemption of shares, where the proceeds of such redemption are paid by wire transfer to the other than the shareholder’s officially Designated bank account, or

(4)	The Intentional failure to adhere to one or more APS Designated Procedures.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.

3. This rider shall become effective as of 12:01 a.m. on 12/01/2006 standard time.

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GREAT AMERICAN	Administrative Offices	INSURED COPY
Insurance Group	580 Walnut Street	547-97-26-03
Cincinnati, Ohio 45202
Tel: 1-513-369-5000

RIDER NO. 4

To be attached to and form part of Bond No. 547-97-26-03

In favor of Homestead Funds, Inc.

It is agreed that:

1. The definition of “Employee” is amended to include employees of National Rural Electric
Cooperative Association while performing duties for or on behalf of those named as Insureds.

2. This rider shall become effective as of 12:01 a.m. on 12/01/2006 standard time.